UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 18)


                          ALARIS MEDICAL SYSTEMS, INC.
                                (Name of Issuer)

                          COMMON STOCK $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    00754C101
                                 (CUSIP Number)

                                Jeffry M. Picower
                           c/o William D. Zabel, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 756-2000

                                 with a copy to:

                                Andre Weiss, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 756-2000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   MAY 18, 2004
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

-------------------                                            -----------------
CUSIP No. 00754C101        SCHEDULE 13D AMENDMENT NO. 18       Page 2 of 5 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

              Jeffry M. Picower

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)|X|
                                                                       (b)|_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
   NUMBER OF SHARES                     7      SOLE VOTING POWER

   BENEFICIALLY                                 0
                                     -------------------------------------------
   OWNED BY EACH                        8      SHARED VOTING POWER

   REPORTING PERSON WITH                       46,643,209
                                     -------------------------------------------
                                        9      SOLE DISPOSITIVE POWER

                                               0
                                     -------------------------------------------
                                        10     SHARED DISPOSITIVE POWER

                                               46,643,209
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              46,643,209
--------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                     |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              64.6%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------

-------------------                                            -----------------
CUSIP No. 00754C101        SCHEDULE 13D AMENDMENT NO. 18       Page 3 of 5 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

              Decisions Incorporated

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)|X|
                                                                       (b)|_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
   NUMBER OF SHARES                     7      SOLE VOTING POWER

   BENEFICIALLY                                0
                                     -------------------------------------------
   OWNED BY EACH                        8      SHARED VOTING POWER

   REPORTING PERSON WITH                       46,643,209
                                     -------------------------------------------
                                        9      SOLE DISPOSITIVE POWER

                                               0
                                     -------------------------------------------
                                        10     SHARED DISPOSITIVE POWER

                                               46,643,209
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              46,643,209
--------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                     |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              64.6%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

-------------------                                            -----------------
CUSIP No. 00754C101        SCHEDULE 13D AMENDMENT NO. 18       Page 4 of 5 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

              JA Special Partnership Limited

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)|X|
                                                                       (b)|_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
   NUMBER OF SHARES                     7      SOLE VOTING POWER

   BENEFICIALLY                                0
                                     -------------------------------------------
   OWNED BY EACH                        8      SHARED VOTING POWER

   REPORTING PERSON WITH                       2,489,463
                                     -------------------------------------------
                                        9      SOLE DISPOSITIVE POWER

                                               0
                                     -------------------------------------------
                                        10     SHARED DISPOSITIVE POWER

                                               2,489,463
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,489,463
--------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                     |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              3.4%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
--------------------------------------------------------------------------------

-------------------                                            -----------------
CUSIP No. 00754C101        SCHEDULE 13D AMENDMENT NO. 18       Page 5 of 5 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

              JD Partnership, L.P.

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)|X|
                                                                       (b)|_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
   NUMBER OF SHARES                     7      SOLE VOTING POWER

   BENEFICIALLY                                0
                                     -------------------------------------------
   OWNED BY EACH                        8      SHARED VOTING POWER

   REPORTING PERSON WITH                       24,074,269
                                     -------------------------------------------
                                        9      SOLE DISPOSITIVE POWER

                                               0
                                     -------------------------------------------
                                        10     SHARED DISPOSITIVE POWER

                                               24,074,269
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              24,074,269
--------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                     |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              33.3%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
--------------------------------------------------------------------------------

         This  statement  ("Statement")  constitutes  Amendment  No.  18 to  the
Schedule 13D filed on behalf of Jeffry M. Picower with the Securities and Exchange Commission (the "Commission") on April 7, 1989, as amended to date, concerning the common stock, par value $0.01 per share (the "Common Stock"), of Alaris Medical Systems, Inc., a Delaware corporation formerly known as "Alaris Medical, Inc." and "Advanced Medical Technologies, Inc." (the "Issuer"). This Statement is being filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by Jeffry M. Picower ("Picower"), Decisions Incorporated ("Decisions"), JD Partnership, L.P. ("JD") and JA Special Partnership Limited ("JD", and together with Picower, Decisions and JD, the "Reporting Persons") pursuant to a joint filing agreement filed as Exhibit 31 hereto. As part of this Statement, JD is being added as a reporting person.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 is hereby amended to add the following:

         J.D. Partnership, L.P. ("JD") is being added as a reporting person to this Statement. The business address of JD is c/o William D. Zabel, Esq., Schulte Roth & Zabel LLP, 919 Third Avenue, New York, NY 10022. The principal business of JD is that of investment in securities. JD has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. JD has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended to add the following:

         The purpose of this filing is to report a Support Agreement (the "Support Agreement") dated May 18, 2004, among the Reporting Persons and Cardinal Health, Inc ("Cardinal"), in connection with that certain Agreement and Plan of Merger (the "Merger Agreement"), among Cardinal, Blue Merger Corp. and the Issuer dated as of May 18, 2004. The Support Agreement is attached hereto as
Exhibit 32 incorporated by reference in its entirety into this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUES.

         Item 5 (a) is hereby  amended and restated in its entirety by replacing
Item 5 (a) with the following:

             (a) (i) Mr. Picower may be deemed to beneficially own in the aggregate 46,643,209 shares of common stock, comprising approximately 64.6% of common stock; (ii) Decisions may be deemed to beneficially own in the aggregate 46,643,209 shares of common stock, comprising approximately 64.6% of common stock; (iii) JD may be deemed to beneficially own in the aggregate 24,074,269 shares of common stock, comprising approximately 33.3% of common stock; and (iv) JA may be deemed to beneficially own in the aggregate 2,489,463 shares of common stock, comprising approximately 3.4% of common stock, based upon the common stock stated to be outstanding by the Issuer, as of April 12, 2004, on Issuer's filing on form 10-Q for the fiscal year quarter ending March 31, 2004.

         Item 5 (b) is hereby  amended and  restated in its  entirety  replacing
Item 5 (b) with the following:

            (b) Mr. Picower may also be deemed to have shared power to vote and shared power to direct the disposition of 46,643,209 shares of common stock. Decisions may be deemed to have shared power to vote and shared power to direct the disposition of 46,643,209 shares of common stock. JA may be deemed to have shared power to vote and shared power to direct the disposition of 2,489,463 shares of common stock. JD may be deemed to have shared power to vote and shared power to direct the disposition of 24,074,269 shares of common stock.

ITEM 6.  CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended to add the following:

         On May 18, 2004, the Reporting Persons and Cardinal entered into the Support Agreement, in connection with the execution as of such date of the Merger Agreement. The Support Agreement is attached hereto as Exhibit 32 and is incorporated by reference into this Item 6.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 31     Joint Filing Agreement, dated as of May 18, 2004.

Exhibit 32     Support/Tender Agreement, dated as of May 18, 2004.

Exhibit 33 Agreement and Plan of Merger, dated as of May 18, 2004, incorporated by reference to Exhibit 2.1 to the Form 8-K of Issuer filed on May 20, 2004.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: May 19, 2004


                                              /s/ Jeffry M. Picower
                                              ----------------------------------
                                              Jeffry M. Picower


                                              DECISIONS INCORPORATED


                                              By: /s/ April C. Freilich
                                                  ------------------------------
                                                  Name:  April C. Freilich
                                                  Title: President


                                              JA SPECIAL PARTNERSHIP LIMITED

                                              By: Decisions Incorporated,
                                                  its General Partner


                                              By: /s/ April C. Freilich
                                                  ------------------------------
                                                  Name:  April C. Freilich
                                                  Title: President


                                              JD PARTNERSHIP, L.P.

                                              By: Decisions Incorporated,
                                                  its General Partner


                                              By: /s/ April C. Freilich
                                                  ------------------------------
                                                  Name:  April C. Freilich
                                                  Title: President